Exhibit 99.3
Press Conference

"Infosys Limited

Q4 FY23 Media Conference Call"

April 13, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

journalists

Ritu Singh

CNBCTV18.

Shilpa Phadnis

The Times of India

Jochelle Mendonca

ET Prime

Chandra Srikanth

Moneycontrol

Sai Ishwarbharath

The Economic Times

Haripriya Sureban

The Hindu BusinessLine

PP Thimmaya

YourStory

Rukmini Rao

Fortune India

Sethuraman NR

Reuters News

Anisha Jain

ET Now

Tushar Deep Singh

BQ Prime

Kushal Gupta

Zee Business

Harshada Sawant

CNBC Awaaz

Rishi Basu

Very good evening, everyone and thank you for joining us today at our Fourth Quarter Financial Results Press Conference. Glad to see a full house and we'd like to welcome our friends from media, our leaders from Infosys. My name is Rishi and on behalf of Infosys, I'd like to welcome our leaders, Salil and Nilanjan to this press conference. As always, like I say, we request one question from each media person, so that we can accommodate everyone over the next hour.

With that, let me invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi, and good evening everyone here for joining in, and thank you for being here on the campus. We had an excellent full year performance in Financial Year 2023, with a growth of 15.4% in constant currency. Our digital business grew at 25.6%, now being 62.9% of our overall revenue. And our core services grew as well at 1.9%. We had 95 large deals with a value of $9.8 bn for the year, 40% of which were net new.

Our operating margin for the full year was at 21%, and our attrition has continued to decline in each quarter of the year, including in Q4.

We are leveraging generative AI capabilities for our clients and within the company today, we have active programs and projects with clients, working with generative AI platforms to address specific areas, processes, and libraries within their business. We have trained open-source generative AI platforms on our own internal software development libraries. We anticipate generative AI to provide more opportunities for work with our clients and to enable us to improve our own productivity.

In Q4, we saw changes in the market environment. During the quarter, we saw unplanned project ramp-downs in some of our clients and delays in decision-making which resulted in lower volumes. In addition, we had some onetime revenue impact. While we saw some signs of stabilization in March, the environment remains uncertain. This led to our Q4 year-on-year growth of 8.8% in constant currency and quarter-over-quarter decline of 3.2%.

Our operating margin was resilient at 21% for the quarter. We had $2.1 bn in large deals in the quarter. Our pipeline of large deals is extremely strong. Several of these are mega deals and several of them are opportunities for cost and efficiency programs within clients and consolidation opportunities. Based on our sustained momentum in the financial year '23, the strong pipeline of opportunities, especially the ones in cost efficiency and consolidation, while also keeping in mind the uncertain environment, our revenue growth guidance for this financial year is 4% to 7% in constant currency. Our operating margin guidance for the financial year is 20% to 22%.

Thank you, and over to you, Rishi, for our questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys.

With that, our first question is from Ritu Singh from CNBCTV18.

Ritu Singh

Hi Salil, Hi Nilanjan. Your constant currency revenue decline for the quarter is far worse than what the street was expecting. And then that sort of explains why your full year revenue growth guidance is missed, what you guided at 16% - 16.5%. I just wanted to understand where are you seeing softness? I remember reading your comments that your exposure to US banks isn't that large. What are the verticals that are seeing softness? And also on your margin guidance, which now for FY’24, you’ve brought to about 20% to 22%. Again, last year, we thought it was an aberration because of higher wage bills, and the expectation was that it would be brought back to 21% to 23%, which is not the case. Could you tell us a bit more about why this?

And a second question on attrition as well, which has been coming down. If you expect that trend to continue in your hiring plans for the year, please? Thank you.

Salil Parekh

Let me start off with the market. Nilanjan will share a little bit about the margin and the other points we will come back to as well.

On what we saw in Q4, during the quarter, we saw some ramp-downs which were unplanned, and these were across different sectors. We saw some in Telco. We saw some in Hitech, some in Retail and within Financial Services, it was on mortgages that we have talked about in the past, in Asset Management and Investment Banking. So those were the areas in which we saw things which were unplanned. In addition to that, we saw some onetime impact in the quarter. Now in terms of the margin, go ahead please.

Nilanjan Roy

Yes, I'll take that. So, we have ended the year, as you know, at 21%, and this has been pretty stable as the year has gone by. So, 21% was the full year margin as the exit margin as well. And in a way, it's a midpoint between 20% and 22%. It gives us the flexibility in this year as well. So, we will have some headwinds which we will see with compensation, we will have some travel coming back. But we know with things like utilization, more automation, etc., we also have a runway to increase the margins. But this gives us the necessary flexibility into next year.

Ritu Singh

With Infosys, like even with your revenue guidance last year, you started with something, and you kept increasing it every quarter. Should we expect some sort of upside risk to these guidance figures you have given us for this year as well for FY’24?

Salil Parekh

So, the guidance we have given is based on what we see from the deals we won $9.8 bn in the year, plus what we see with a steady business and the outlook we have in the demand environment today. So that is the way we build our guidance. That is the way we look at it. We don't have a view on what will change as the year progresses.

Nilanjan Roy

Sorry, what was the question again?

Ritu Singh

It was on attrition and hiring.

Salil Parekh

Attrition and hiring.

Nilanjan Roy

For next year?

Ritu Singh

Yes, for FY’24.

Nilanjan Roy

Yes, FY’24. So, looking at the volumes, one is, we have a lot of bench with us. In fact, over a long period of time, we have kept this bench. They are ready to move into production projects. But of course, they will take time as volumes come in their own pace. And of course, we have an agile model of hiring off campus as well. So as demand picks up, we have that flexibility as well. So, I think our model in terms of hiring has got enough flexibility to take care of new volumes. In any case, we have a rich bench, 80% utilization is what we have, and usually, we have operated well above that.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

I just wanted to understand from you, if you look at the guidance for the next year, it looks really understated. And way back in 2016 is when you had the low single-digit guidance that was re-revised downwards. I just wanted to understand from you, where are the headwinds coming from? Is it largely in BFSI, last quarter also, you called out some account headwinds. Can you please take us through that?

Second, you said onetime impact. So, is it largely related to ramp-down or any other client-related issues? Can you please help us with that?

Salil Parekh

So, on the first, I'll address it, Nilanjan will come back on the second one. We saw during the quarter certain clients where we saw these ramp-downs, which were not planned. And they were across the Telco sector, Retail, Hitech and Financial Services, parts of which mainly focused on Mortgages, Asset Management, and Investment Banking. So it was across those industries that we saw some of the constraints that came up.

Nilanjan Roy

On the revenues onetime, so most of the decline in revenue actually was from volume and the impact of revenue onetime is a combination of cancellations actually, exactly what you said. So, the combination of cancellations and also some specific client issues. So, it's a combination of that, but most of the decline actually has been from volume.

Shilpa Phadnis

I had one last question. With the two presidents leaving the organization, do you see some sort of a restructuring that you are going to announce, you're going to break up some of the verticals which are anyway monolithic and you going to break it down into smaller business units, is that plan underway? And you ventured into the delayering exercise- top delayering, so I just wanted to understand from you that you have not called out replacements for the two presidents. Is Infosys breaking away from the past in terms of doing away with the president structure?

Salil Parekh

So, we have announced and rolled out internally a structure, which is focused on delivery with the exit when Ravi left. We are in position to now roll out the structure that would be for Financial Services as we move ahead. What we see is within Infosys, we have a strong leadership team. And so, we are fortunate that the leaders are coming from inside and then we see more and more at the next level. There is no delayering plan within Infosys at all.

Our organization structure really is something we are building, which is agile and also quite solid to deliver our consistent trajectory that we have been driving through. We have, as you know, growth drivers on digital and growth drivers on cost and automation. And so those are the ones that we'll continue to drive. And we have probably the best delivery organization in the industry. So, we want to continue to enhance that with the team we have.

Shilpa Phadnis

So, the current responsibilities will be split between other leaders in the organization?

Salil Parekh

Sorry?

Shilpa Phadnis

The current responsibilities of BFSI?

Salil Parekh

The leaders within the company will step up and also in delivery it is done. The next one will be done in the next few weeks.

Rishi Basu

Thank you. The next question is from Jochelle Mendonca from ET Prime.

Jochelle Mendonca

Hello, I want clarification on something you have said in the press release. You' have said that you have expanded your internal program on efficiency and cost to build a higher path to margins. I am asking this specifically because I am looking at headcount, and headcount fell in this quarter, but it fell more on the software professionals while sales and support staff actually went up marginally. So, could you give me some clarity on what this efficiency program is and how it is feeding into how you look at the sales staff and what augments or detractions you might make on that front?

Salil Parekh

That I think is a very critical program. We were running it. In fact, Nilanjan was driving that with a very strong team. We have expanded the attention to that program during the last quarter. We have several methods in which we can do better in that program, whether that relates to automation, it relates to pyramid, it relates to onsite mix, relates to subcontractors, relates to travel. And also relating to pricing and how we can drive that within our system, given the inflation that all of us have seen.

What we are communicating with that is that program gets a very focused attention. And we have within our internal way of looking at it, a path to bring us to the aspired margin that we want, because we want to be at that margin as we go ahead. Having said that, we have low utilization that Nilanjan mentioned. We are going to make sure that we look after our people with that commitment. We are going to make sure that we continue with the training, and that is an area we will continue our focus on. We are not going to take some short-term actions against that and that will be a way to build it because over time, that is a team that will start to work on projects as well.

Rishi Basu

Thank you. The next question is from Chandra Srikanth from Moneycontrol.

Chandra Srikanth

Going by the guidance that you mentioned, can you give us a sense of the incremental revenues that you will be adding for FY’24? Because based on the back of the envelope calculation, I think it will come up to some $300 mn to $500 mn compared to the $3 bn that you added in the previous fiscal. So, can you give us a sense of how much incremental revenues you expect to add in FY’24?

And Salil, what are you hearing from clients? I mean, yesterday, the TCS management mentioned that discretionary projects are getting deferred. There are no cancellations or budget cuts, but clients are spending wisely. If you can give us a sense of what the conversations are like, what kind of deal discussions are happening, and how impacted are you by the regional banking crisis in the US? I think JPMorgan recently said that you and TCS have the highest exposure to regional banks in the US. So, if you can give us a sense of that because financial services have declined quarter-on-quarter and year-on-year?

Salil Parekh

The first part is on the regional banks, Nilanjan will come back with that. But on the first part -- two parts what you asked. One, on the incremental revenue, so as you know, we don't give a specific dollar number for that. But our guidance very clearly allows you to interpret it as 4% to 7% constant currency growth on the base, which now is closed on March 31. So, both reported and constant currency, we have those numbers. But that is our guidance, which will therefore give you the incremental revenue.

On what our clients are telling us. Now several industries where we have talked about, Telecom, Retail, Hitech, and parts of Financial Services, there are some clients which are seeing in their own business, whatever constraints they're seeing with the economic environment. As a consequence, we have noticed that some decisions were made during the quarter to stop some parts of the programs, not everything, but some parts of the program. And that's what we observed in the quarter. Plus, what Nilanjan and I also shared, there was some one-time impact in the quarter.

Now, what we see going ahead, we saw some stabilization in March, but the demand environment is still uncertain. In the last quarter, we saw that certain banking situations were in the US and European geographies, impacting decision-making across the board. With that in mind, we are working very closely with our clients and supporting them, making sure that we remain committed to our clients as they go through their way of dealing with the situation that's changing. And we believe that as we did in the past, the clients connect with us will help us massively in the future as well.

Having said that, we have an extremely large pipeline, the largest pipeline we have seen in a long while, while there is still a slowing in the cycle of closing the deals, the deals are very strong, and some of them are mega deals. So, we feel good that there is a pipeline focused on cost and efficiency, and consolidation.

Chandra Srikanth

I think the Street was expecting 21% to 23% and I think you've given 20% to 22%. So again, what are the pressure points there? Is it rising onsite cost?

Nilanjan Roy

So, like I said, we have ended the year at 21% and in fact, the quarter closed at 21% and the full year is 21%. So, we have seen a very steady 21% and frankly, that is the midpoint between 20% to 22% and it gives us the flexibility to look at certain headwinds if they arise. There will be some increases like I just mentioned earlier, it will be in terms of travel and compensation. And of course, we have the whole benefit of utilization, the pyramid, etc., to work. So, I think that's a fair range. And of course, our aspiration continues to be to improve our margin profile.

Rishi Basu

Thank you. Next question is from Sai from The Economic Times.

Sai Ishwarbharath

Hi, gentlemen. So, looking at the guidance, I just wanted to ask, even last year, you had given guidance and you had kept updating it, right? So, would you call this some sort of a misstep like kind of seeing the demand forecast as overestimating demand? And also, I wanted to know you were saying that a lot of project cancellations and the one-time impact were there. So, has that impact subsided, or should we also expect similar pressure in the pipeline that's coming? Also, for Nilanjan, I wanted to know the campus hiring target for FY’24. Thanks.

Salil Parekh

Many of the things that Nilanjan and I shared earlier today were things that happened in the quarter. For example, some of the clients decided to slow down or stop some of the projects. So, these were things we had not seen at the start or at the end of last quarter, and that's what we felt. We have also seen some of that stabilizing in March, but the demand environment is uncertain. So, we are making sure that we keep that in mind as we look ahead and remain agile as we look ahead.

Nilanjan Roy

So, on the freshers, like I said, we have a very rich bench now. We have hired more than 50,000, and we have said, we will hire 50,000. We actually had, I think, hired 51,000-odd last year. And a lot of them on the bench are getting skilled, are getting trained. So, we have quite a leeway for the next few quarters in terms of the availability of freshers. And of course, with our agile model of doing both college and off-campus recruitment, we can always turn that up. So, we have no specific number for FY’24 at this stage. We have enough, actually, today sitting on the bench.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from The Hindu BusinessLine.

Haripriya Sureban

Hi guys. Salil, you mentioned about slowdown. I just wanted to understand, is it more sentimental, or is it structural? Why are these deals getting delayed? And on the ChatGPT part that you mentioned, are there any specific use cases that you guys are working on? And we keep hearing that ChatGPT could make a job redundant or something like that. So would roles change, and would the nature of jobs change? And are you internally training employees for these technologies?

Salil Parekh

The first part was?

Haripriya Sureban

Is it sentimental, around what you are seeing and the client behavior that you are seeing, is it sentimental because everybody is scared or is it structural?

Salil Parekh

So there, what we are seeing is some clients have made a decision to slow down or ramp-down projects. We see that across the different industries that I mentioned, Telecom, Hitech, Retail, and parts of Financial Services. So, I don't know whether it's sentimental or structural, but we have seen that as the way the clients have interacted with us. As we were sharing, we saw some stabilization in March, but the environment is uncertain, so we will see how it plays out.

On Generative AI, we are working with multiple platforms. We are working with open-source platforms, and we are working with proprietary platforms. We have active client projects today. The projects that we are working on are focused on large models within the client organization for different areas. And how Generative AI can take advantage of those large models and create something more efficient for the client.

And then, we are working on our own software development tool, on an open-source Generative AI platform. We are actually working with two of them. And we are building, we are training it on our software development libraries. We have already done that with several of our internal software library elements. And we feel quite good that these things are going to help us with client work, so more work and also with productivity.

So, it's really incredible how we think our organization has moved quickly into driving Generative AI within our business. And it’s now part of all the new training as well because once you have it for your own software library, you can really deploy it very effectively.

Rishi Basu

Thank you. The next question is from PP Thimmaya from YourStory.

PP Thimmaya

Hi. Just have two questions. One is the kind of negative growth you saw in this Q4. I understand the SVB crisis, the banking crisis, the Credit Suisse, and UBS crisis, but was it expected? I mean such kind of deep cuts for Infosys as such from a revenue perspective?

And secondly, the kind of revenue outlook you have given for the current financial year. Is this a long-term trend you are going to see that the overall growth rate is going to be under single digit -- maybe high single-digit or below 10% kind of thing?

Salil Parekh

So, first, every quarter, we look at where our large deals, overall wins plus the current work is. And we build in a bottom-up way, what our estimate is and what our forecast is for the period ahead for the financial year. And that's the guidance update or change that we gain, and we have given that consistently over the last several years. We saw a different kind of volume when we were at the end of last quarter. And then things changed during the quarter, which is what we shared with the projects ramping down.

Now looking ahead, first, if you look at, let's just say, the last couple of years, we had 19.7% growth the year before, and 15.4% this past year. So, we know that it depends on where the economic environment is and how we see that. We think our business has two growth drivers. When there is a huge change going on within our client organizations and they are putting in large investments there.

There is digital transformation, and we have deep capability in that. That comprises the cloud. We have a very strong capability on Cobalt. And then, when there are different areas where the client wants to focus on efficiency, costs, and even consolidation. We have a very strong capability in automation, our own AI that we have used for that in the past. So, we feel comfortable on both of those dimensions depending on how the economic environment is.

Rishi Basu

Thank you. The next question is from Rukmini Rao from Fortune India.

Rukmini Rao

Salil, this is just an addition to what Shilpa asked on delayering of your leadership, your answer essentially meant that you are not going to have the president structure anymore. Would that be a fair inference, or do you plan to make changes again?

Salil Parekh

So, what we are doing is for the delivery organization, we have already put in place the new team and the structure. We have rolled that out. We have a lot of people because we have, I think, a very good leadership team within the company. So, a lot of people are really energized and excited with the new roles that they're already playing. On FS, we will be rolling that out in the next few weeks.

Rukmini Rao

Okay. Nilanjan, also, if you can give us some understanding around the reduction in the free cash flows?

Nilanjan Roy

No. So I think we had a very good quarter in terms of cash flow at $713 mn.

Rukmini Rao

On a year-on-year basis?

Nilanjan Roy

We had an 85% conversion of free cash. And I think as a percent of net profit, that's a very good conversion because also you have investment into working capital. Last year was very unique. We went above 100%, and the capex was low. We had other working capital benefits. There were some delays because of COVID in terms of our payments, which we had got benefits from governments on payments of taxes which came back this year. So otherwise, 85% is a very good ratio of conversion.

Rukmini Rao

Salil, also given that, the US macros look so weak and the commentary coming from various quarters also has been the same. So, would that mean that for Indian IT services companies, would there be opportunities to pick up, like, say, captives of non-core assets of, let's say, big bankers, and are there M&A opportunities that will come out of this slowdown?

Salil Parekh

We are seeing very good opportunities in the M&A environment. And this is a good environment. We have a very strong balance sheet, a very good way to deploy it. If we find a company or an entity that fits in strategically, but also culturally and we have a way of integrating it, we will look at that.

Rukmini Rao

So, you are on the lookout?

Salil Parekh

Yes, we are -- but we are on the lookout at all times. But yes, this environment is a good environment for finding it.

Rishi Basu

Thanks, Rukmini. The next question is from Sethuraman NR from Reuters News.

Sethuraman NR

Good evening, gentlemen. So, the question is, this weak, I mean, the soft outlook, is it going to drill down to your plans for hiring next year, as well as the increments and the variable pay? That is one. And do you see a recovery period over the next few quarters? Like, I mean, one or two quarters from where, you feel that the situation in North America will stabilize, or at least, if you have a hint? Also, is the softness overall coming from North America, or you are seeing pockets of softness from other regions as well, like Europe? And you also mentioned about the Generative AI. So, I just want to know whether this is in association with Open AI, where you have some stake, or how it's going to play?

Salil Parekh

I'll take the second one, which is on the softness. Nilanjan will come back on the first one. And I'll also talk about Generative AI. So, firstly, our view today is from where we sit today, which is sort of in the middle of April, as we look out to our financial year. We will see how the economic environment, how the global environment evolves. It's not something that we have a clear view of what it will look like for the full year. We have a good approach to building what we consider our guidance, based on what work we have already got committed from clients, what we have seen from the past that's continuing and then what we typically see in Q3, Q4, and in most years. So that's how we have built our guidance, and that's the approach.

I think on the geography, we do see, more impact in US and less in Europe. And that's in our numbers. You see the growth in the full year or even in quarter is stronger in Europe than in US, even though there is growth in both for the full year.

On Generative AI, with clients, we have many projects going on. We are working on the Generative AI platform that the client has some interest in, where they have a preference. If they don't have a preference, we have a certain set of recommendations that we have. We work with both open-source platforms for clients, but also with platforms that they want, which could be open sourced or proprietary platforms.

For our own work, we are working on open-source platforms today. And we have the ability to work on any Generative AI platform, because we have our software development libraries, and we can train them on that model.

Nilanjan Roy

On the first question, of course, as we build out the financial model for the year, we factor in lateral hiring. We factor in attrition, the questions around the freshers in the pipeline. And therefore, and of course, we have a margin guidance accordingly built in. So, this factors in many of these things, including things like compensation, travel. So, the model actually puts together all these various factors and has that flexibility to change each lever as per where the year will progress.

Rishi Basu

Thank you. The next few questions are on text from friends from media who have sent it to us. I just want to make a quick announcement that we are going to consider those questions in the interest of time which haven't yet been addressed. Most of our questions have been addressed. The first question on text is from Anisha Jain from ET Now. And Anisha's question, Salil, is to you. Regarding the one-time revenue impact, you said in your opening comments, is there a slowdown caused by a client-specific issue or a specific sector, or is it broad-based?

Nilanjan Roy

Yes, like we mentioned, I think the majority of the revenue slowdown is from volume. And part of the one-timer, which is on revenue, is a combination of one-time client issues as well as client cancellation, in a way which is a subset of the ramp-downs.

Rishi Basu

Thank you. The next question is from BQ Prime. Tushar has sent us two questions, one for Salil and one for Nilanjan. For Salil, what is the rationale behind the revision in guidance, given the weakness in the BFSI space? For Nilanjan, how do we see deal-making and margin panning out over the next two quarters? Is growth likely to return in a hurry?

Salil Parekh

So, on the first one, in that sense, there is no revision in the guidance because it is the start of our financial year. So that is our guidance for the year. There is no revision in our guidance.

Nilanjan Roy

Yes, I mean, I think, we see the guidance in the context of the macro environment, which we are sitting in now, right? And that, of course, can change. But the other thing is we have a very strong pipeline. In fact, our large-deal pipeline is the strongest ever we have had. And in a way, that gives us the confidence, at least as the year progresses, that we will have some conversion of this. And the second half of the year, we will definitely see a definite improvement, which is why the four to seven band, we have widened that band exactly for that reason.

Rishi Basu

Thank you. The next question is from Kushal Gupta from Zee Business to Nilanjan. What are the tools available at your end to safeguard the margins ahead, given the current scenario remains like this for some more quarters?

Nilanjan Roy

Yes. So, I think four or five of them, which straightaway we know, I think our automation capabilities are tremendous. I think it is the biggest source of our margin improvement. And of course, with new tools coming in, I think we can see more-and-more productivity increases. The one which is sitting out there really is utilization. I think at 80%, we know we have a large headroom to improve that. Onsite offshore mix, which post-COVID, slightly went a skew because, of course, there was some travel which went back. That now strategically can be looked at and as we can offshore more work.

Definitely on the pyramid side as well. So, as freshers' go into the pyramid, you will get a benefit really on the production workforce. So today, the bench has a double whammy on cost because you have idle people and, of course, you have a rich pyramid in terms of a very top-heavy pyramid. And as freshers' go in, you will be having that benefit as well.

So, there are multiple levers, which we have. Pricing is one of them. Salil mentioned that as well. We continue to work with our clients where we can put COLA clauses into our deals, where we can sell with new innovative commercial constructs. Of course, the environment is tough. The good news is we have not seen, for instance, a return back to a heavy discounting environment. We are making sure that we are continuing to push back on our clients on discounts, etc., and that really has stayed even during this time.

Rishi Basu

Thank you. The next question is from CNBC Awaaz for Salil. Has the sentiment worsened among clients? Is there fear of further uncertainty or just caution? Does the uncertainty and delay in decision-making make it likely to play on the pricing of deals in the coming quarters?

Salil Parekh

So there, the way we saw -- during the quarter we saw some of our clients looking at ramp-downs in their projects, and then there were some one-time impact on revenue. These were spread across different industries. There were some in Telecom, some in Hitech, Retail and parts of Financial Services. We see some stabilization in March, but the demand environment is uncertain. So, we will watch it and with agility and adapt to it.

Rishi Basu

Thank you, Salil. With that, we come to the end of this press conference. We have perhaps 10 more minutes in case anybody would like to ask another question. Jochelle. Please go ahead -- Thimmaya, please use the microphone because we have to record it?

Thimmaya PP

We would like to know about the sharp drop in client addition in the fourth quarter of FY’23, any particular reason for that?

Nilanjan Roy

No, I think it's probably to be seasonal. I don't have the exact number offhand.

Thimmaya PP

Because your own fact sheet shows that you added about 115 clients in fourth quarter. And December quarter, it was 134, and if you look at a year back…

Nilanjan Roy

There is nothing specific really at all. I mean, 115 clients on a large base of about 1,900 clients. So that happens, the ups and downs that happens. We also loose some clients, and we add, in fact, net more than a loss. So, I don't think anything specific in that.

Rukmini Rao

Nilanjan, also, in terms of the utilization, whether it's including the trainees or excluding, given that you are going into a difficult year, is there any sort of a number that you are working with in terms of improving your utilization?

Nilanjan Roy

Of course, as we look, as the year progresses, we will have different targets for, as the quarters progress. Because you can't put all the freshers into on day one into programs. So, it depends on the kind of work that you will have. You will have T&M work, FP work. So, it's literally horses for courses. Which programs come in, how many freshers can you put in, in large deals, by default you can put in more freshers. So, it's quite complicated.

Rukmini Rao

But given that your revenue guidance is not great, that would mean to say that you'll not have as many work, or…?

Nilanjan Roy

No, that is of course a headwind. So, one of the ways you get around that is on existing deals. So, if a current project is three years old, you move people out from an existing deal, which is three years, well into tenure, move up the people into higher roles, put freshers in, and move those experienced people into other deals. So different ways you can play this game as well. But yes, of course, I mean, if you don't have those large volumes, there is a bit of a headwind in terms of how much we can deploy.

Rishi Basu

Rukmini, thanks. Jochelle had a question. Shilpa, one sec. Jochelle had a question, and after Shilpa's, we'll close the conference.

Jochelle Mendonca

So, it's a broader question. Over the past few months, we have seen companies say that they have record high deals, strong deal wins, and with Accenture announced 19,000 job cuts, or in the case of TCS, say, the market is still uncertain, and have issues with not as strong growth as maybe the market had expected. Could you give some color on why there may be this disconnect between strong demand and high deals, and good deal wins and large deals, that's not somehow flowing into the revenue line?

Salil Parekh

Jochelle, it'll be difficult for me to comment on those two companies.

Jochelle Mendonca

No, I mean a broader industry thing, because I think, you have had good deal wins this quarter. It's not terrible deal wins for Infosys.

Salil Parekh

For us, I think, for Infosys, we have had very strong year in terms of wins, $9.8 bn, and that is what we see the growth guidance that we have given, 4% to 7%. Then we saw in the quarter some of the ramp-down. So, there is always some additions, and then this what we had not seen at the end of last quarter, those ramp-down. So, then we balance those two things as we give the guidance.

Jochelle Mendonca

Slowdown is so bad that it's offsetting the remarkable deal wins we saw in the quarter?

Salil Parekh

There, the way we look at it is, we had very good large deal wins. And then we had some clients where we had ramp-downs.

Rishi Basu

Shilpa, you had a question?

Shilpa Phadnis

Yes. The revenue productivity has dropped sharply. And that too, it’s on a consolidated basis with all the subsidiaries added. It’s $53,400 vis-à-vis, $57,000, nearly $58,000 last year. So, if you can help us understand that – revenue productivity per employee?

Nilanjan Roy

So, this is just your total revenue by headcount. And in a way, our utilization, if it's down from 88% to 80%, straightaway, mathematically, you have a 10% reduction. So, that's just the impact of utilization. So, we are just carrying many more freshers than we did last year. That is as simple as that.

Shilpa Phadnis

And in terms of the renewals, are clients taking longer than usual to renew? And hence, the revenue recognition hasn't happened. Is that one of the reasons why you see more slower closures?

Salil Parekh

There, what we are seeing is in a large deal pipeline, we have seen an expansion in the time to close a deal. So, it's not specific to a renewal or to something new. It's more that in the large deal pipeline, we have seen that. And then once it's closed, then it flows in, once it's closed, there is no other constraint on how the project starts and so on.

Rishi Basu

Thank you. With that, we come to the end of this press conference. We thank our friends from media for being part of this press conference. And thank you, Salil. Thank you, Nilanjan. And thank you to all our leaders from Infosys who were with us today. Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you, and please join us for some tea outside.